March 16, 2017

Mr. Hugh West

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Comment letter dated March 13, 2017, regarding Janus Capital Group Inc.’s Form 10-K for the fiscal year ended December 31, 2016.

VIA EDGAR

Dear Mr. West:

I am writing in response to your letter dated March 13, 2017, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the following filing of Janus Capital Group Inc. (“JCG” or the “Company”), Commission File No. 001-15253:

•                  Annual Report on Form 10-K for the fiscal year ended December 31, 2016

For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

JCG acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Company acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

Form 10-K for the year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Goodwill and Intangible Assets, page 45

1.              We note that for purposes of testing goodwill for impairment, the testing is performed based on a single reporting unit for the investment management business. We also note your discussion during the fourth quarter of 2016 earnings call emphasizing the serious and substantial underperformance by INTECH, particularly in the second half of 2016. Please address the following:

a.              Tell us how you determined you have only one reporting unit. If you believe INTECH and other businesses represent components that can be aggregated into a single reporting unit based on similar economic characteristics, please demonstrate how the components qualify for aggregation under ASC 350-20-35-35.

b.              Tell us if you considered the INTECH underperformance occurring subsequent to your annual impairment test in October 2016 to be a triggering event for an interim goodwill impairment test. Refer to ASC 350-25-35-67 through 78 and provide us with an analysis of your consideration.

c.               As it relates to your 2016 and 2015 goodwill impairment testing, tell us the percentage by which the fair value exceeded the carrying value. In addition, provide us with a description of the methods and key assumptions used and how the key assumptions were determined. Explain to us how underperformance within your AUM products or discipline has impacted key assumptions used in your impairment model or method.

Response to 1.a. — The Company’s reporting unit was identified in accordance with guidance at ASC 350-20-35-33 through 35-38. Application of this guidance is further provided at ASC 350-20-55-1 through 55-9. The following reproduces the Company’s internal documentation addressing our reporting unit conclusions under the referenced guidance. We believe the documentation appropriately supports our conclusion that INTECH and the Company’s other businesses represent components that qualify for aggregation under ASC guidance:

Step 1 — Identification of operating segments in accordance with ASC 280: JCG operates as a single operating segment as disclosed in our Form 10-K.

Step 2 — Identification of components of each operating segment; determination of whether each component meets the definition of a reporting unit: Refer to the following sub-steps.

Step 2a — Determination of whether components constitute businesses: Along with JCG’s other significant components, INTECH was assessed for qualification as a business. INTECH’s inputs include its employees and customer contracts. Its processes include the investment management process and its output is the management of assets. While INTECH shares resources with JCG’s affiliates, its integrated set of inputs/processes/outputs is largely capable of being conducted and managed as a business by a market participant; while it lacks certain processes, these processes could be replicated or sourced by a capable market participant. Based on the forgoing, INTECH represents a business.

Step 2b — Determination of whether “discrete financial information” is available for components: Discrete financial information is available for INTECH and the Company’s other component businesses.

Step 2c — Determination of whether segment management regularly reviews the operating results of components: Segment management’s regular reviews of operating results are limited to the consolidated JCG entity, as demonstrated by the monthly distribution of an internal financial reporting package that highlights consolidated results of operations, cash flows, financial condition and forecast. The Chief Operating Decision Maker (CODM) of JCG’s single operating segment is the CEO. These reviews are demonstrative of JCG’s aggregated review of both its operating segment and reporting unit.

Step 3 — Aggregation of components that have similar economic characteristics: The Company’s components, including INTECH, all operate in the asset management space and related regulatory environment. More specifically, JCG’s components are focused on active vs passive asset management. Additionally, all of the Company’s components offer products across all of JCG’s distribution channels. Certain processes are shared between components including back and middle office operations, as well as distribution. Based on the forgoing, JCG’s components are economically similar and qualify for aggregation as a single reporting unit under ASC 280-10-50-11.

Response to 1.b. — INTECH underperformance in the second half of 2016 was considered when determining if a triggering event had occurred subsequent to the Company’s formal impairment testing as of October 1, 2016. However, we do not consider the underperformance by itself to be a triggering event because management did not believe that it was more likely than not that INTECH’s fair value was reduced below its carrying value. The primary driver of revenue, profits and valuation is assets under management. During the fourth quarter 2016, INTECH average assets under management decreased by only $3.0 billion or 6.1%. The majority of INTECH investors are institutional entities that typically do not reallocate investments between managers or strategies on a frequent basis or in response to short-term performance variability. These investors typically focus on longer-term investment performance. Prolonged underperformance coupled with significant declines in assets under management would possibly be considered a triggering event, but such factors were not observed subsequent to our October 2016 impairment test.

Incidentally, we prepare a quarterly standalone valuation of INTECH to satisfy contractual requirements related to the redeemable noncontrolling interests in INTECH. The fair value of INTECH as of the third and fourth quarters 2016 exceeded its carrying value at each of those quarters by 29% and 31%, respectively. INTECH assets under management have also increased significantly since a controlling interest was acquired in the first quarter 2002. Assets under management have increased from approximately $6.0 billion on acquisition to $46.7 billion as of December 31, 2016. The significant increase in assets under management since acquisition provides for reasonable excess fair value over INTECH’s carrying value.

Response to 1.c. — As it relates to our 2016 and 2015 goodwill impairment testing, the fair value of the Company’s reporting unit exceeded its carrying value in each of those years by 58% and 126%, respectively. Reference to SEC Division of Corporate Finance Financial Reporting Manual 9510.3 notes that these margins (along with valuation methods, key assumptions, etc.) should be disclosed for reporting units at risk of failing step one of the impairment test. The Company waived such disclosure as the noted margins did not indicate a risk of failing step one of the Company’s impairment testing.

The 2016 percentage is markedly lower than the 2015 percentage due to a difference in the methodology used in the valuation models. The 2015 model assumed acquisition by an unrelated third-party, paying a market appropriate premium to acquire a controlling interest. The 2016 model leveraged the purchase price allocation performed in conjunction with the merger of the Company with Henderson Group plc (“Henderson”) announced October 3, 2016. Henderson is the designated acquirer for accounting purposes, but due to the nature of the transaction (a merger of equals), a significant control premium wasn’t paid and is reflected as such in Henderson’s purchase price allocation.

The Company utilizes a discounted cash flow model to determine the fair value of its reporting unit. The model discounts discreet forecasted free cash flows four years out. It then adds the present value of the Company’s estimated terminal value, which is calculated by applying an earnings multiple to the forecasted EBITDA figure in the out year. The sum of these two figures are then reduced by the Company’s fair value of net debt and noncontrolling interests as of the assessment date, to arrive at an indicated fair value.

Key assumptions in the models include forecasted free cash flows, earnings multiples and discount rates. Free cash flows in both models generally assume modest AUM growth, an eventual return to net positive performance fees, and scaling expenses. Earnings multiples and discount rates are based on peer data. Due to the difficulty in forecasting or projecting future performance, both models assume performance at benchmark levels in the discretely forecasted years.

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Please contact Brennan Hughes at 303-336-7440 or me at 303-336-4619 with any further questions or comments.

Sincerely,

/s/ Jennifer J. McPeek

Jennifer McPeek
Executive Vice President and Chief Financial Officer